Exhibit 99.1

Vermilion Energy Trust to Webcast Investor Day June 3, 2010

CALGARY, Alberta--(BUSINESS WIRE)--May 5, 2010--Vermilion Energy Trust (VET.UN – TSX) will hold an Investor Day on Thursday, June 3, 2010 in Calgary Alberta. Vermilion’s senior management team will provide an overview of their strategy, performance and outlook for key growth projects for invited institutional investors and analysts. To accommodate a wider audience, the day’s presentations will be webcast.

The webcast will begin at 8:00 a.m. to 12:30 p.m. on June 3, 2010. Please visit Vermilion’s website at http://www.vermilionenergy.com/ir/eventspresentations.cfm to access the URL for the audio webcast as well as the presentation slides. It is recommended that users access the webcast approximately 10 minutes before its scheduled start time. If you are unable to listen to the live webcast, an archive of the day’s presentations will be available within 24 hours of the event and will be available on Vermilion’s site for approximately 90 days.

Vermilion is an oil leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion targets 5% annual growth in production and reserves per unit through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland which is currently projected to occur towards the end of 2012. This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN and over-the-counter in the U.S. under the symbol VETMF.

CONTACT:
Vermilion Energy Trust
Paul Beique, 403-269-4884
Vice President Capital Markets
Fax: 403-264-6306
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com